UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 14A
(Rule 14a-101)

INFORMATION REQUIRED IN PROXY STATEMENT

SCHEDULE 14A INFORMATION

Proxy Statement Pursuant to Section 14(a) of the Securities Exchange Act of 1934

(Amendment No. 2)

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Filed by a Party other than the Registrant   ☒

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☐           Definitive Proxy Statement

☐          Definitive Additional Materials

☐           Soliciting Material Under Rule 14a-12

ANCHOR BANCORP
(Name of Registrant as Specified in Its Charter)

JOEL S. LAWSON IV
(Name of Persons(s) Filing Proxy Statement, if Other Than the Registrant)

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PRELIMINARY COPY SUBJECT TO COMPLETION
DATED OCTOBER 1, 2015

JOEL S. LAWSON IV

___________________, 2015

Dear Fellow Anchor Bancorp Shareholder:

Joel S. Lawson IV (“Mr. Lawson” or “I”) is the direct beneficial owner of 225,000 shares of common stock, par value $0.01 per share (the “Common Stock”), of Anchor Bancorp, a Washington corporation (“Anchor” or the “Company”), representing approximately 8.9% of the outstanding shares of Common Stock.  For the reasons set forth in the attached Proxy Statement, I believe changes to the composition of the Board of Directors of the Company (the “Board”) are necessary in order to ensure that the Company is being run in a manner consistent with your best interests.  I am seeking your support for my election to the Board at the annual meeting of shareholders scheduled to be held at the Lacey Community Center, located at 6729 Pacific Avenue SE, Lacey, Washington, on Wednesday, October 21, 2015 at 10:00 a.m., local time (including any adjournments or postponements thereof and any meeting which may be called in lieu thereof, the “Annual Meeting”).  I am seeking representation on the Board because I believe that the Board will benefit from the addition of a direct shareholder representative who is committed to enhancing value for the benefit of all Anchor shareholders.

As a long-term shareholder of the Company, my interests are fully aligned with the interests of all Anchor shareholders. I believe there is significant value to be realized at Anchor.  However, I am concerned that the incumbent Board has not demonstrated a willingness to open-mindedly consider all options available to maximize shareholder value. I strongly believe that the Board must be reconstituted to ensure that the directors take the necessary steps for the Company’s shareholders to realize the maximum value of their investment.

As explained in greater detail in the attached Proxy Statement, the Amended and Restated Bylaws of the Company (the “Bylaws”) contain a provision that any non-Washington resident elected to the Board shall be considered to have automatically resigned as a director, which resignation has to be accepted by the Board to become effective (the “Residency Restriction”). To be clear, pursuant to the Bylaws, the resignation associated with the Residency Restriction is not automatically effective; rather, the Board has discretion to not accept the resignation as the Bylaws explicitly condition the effectiveness of the resignation on the Board’s acceptance of such resignation. Residency is not required by any applicable Washington law; it is not a requirement for a valid shareholder nomination of directors and is not an impediment to my solicitation of proxies for my election as a director.  If I am elected to serve as a direct shareholder representative on the Board, I believe the Board should reject my automatic resignation mandated by the Residency Restriction and should allow me to serve in the director role to which shareholders have elected me.   Further, I believe that the Residency Restriction is an undue limit on the pool of qualified directors who can serve the best interests of shareholders; as such, it is generally a disservice to shareholders and is contrary to good corporate governance.  Accordingly, I urge the Board to immediately repeal the Residency Restriction and not use it to thwart direct shareholder representation in the boardroom.

I view this solicitation of votes in favor of my election as a referendum on the propriety and desirability of the Residency Restriction and also more generally as a referendum on the Board’s openness to shareholder input and their commitment to put shareholder rights and interests above all else. In my view, if I am elected to the Board and the Board decides to accept my automatic resignation mandated by the Residency Restriction and prohibits me from serving as a director or refuses to repeal the Residency Restriction, the Board will be in blatant disregard of shareholder input and will cause serious doubts on whether critical decisions are sincerely made with the best interests of shareholders as the paramount objective.

The Company has a classified Board, which is currently divided into three classes.  The terms of three directors expire at the Annual Meeting. I am seeking your support at the Annual Meeting to elect myself in opposition to one of the Company’s director nominees for the class with terms ending in 2018. I believe that any attempt to increase or decrease the size of the current Board or the number of directors up for election at the Annual Meeting would constitute an improper manipulation of Anchor’s corporate machinery. Your vote to elect me will have the legal effect of replacing one incumbent director.  If elected, I will constitute a minority on the Board and there can be no guarantee that I will be able to implement the actions that I believe are necessary to maximize shareholder value.

Through the attached Proxy Statement, I am soliciting proxies to elect not only myself, but also the candidates who have been nominated by the Company other than George W. Donovan.  This gives shareholders who wish to vote for me the ability to vote for a full slate of three nominees in total.  The names, backgrounds and qualifications of the Company’s nominees, and other information about them, can be found in the Company’s proxy statement. There is no assurance that any of the Company’s nominees will serve as directors if I am elected. As a non-resident of the State of Washington, even if elected by shareholders to the Board, because of the Residency Restriction, I will be considered to have automatically resigned as a director and if the Board chooses to accept my automatic resignation I may not be able to serve as a director.  I believe that if I am elected by shareholders to serve as a director, it is incumbent upon the Board to reject my automatic resignation and to repeal the Residency Restriction to allow an elected director to serve on the Board in accordance with the wishes of shareholders.

I urge you to carefully consider the information contained in the attached Proxy Statement and then support my efforts by signing, dating and returning the enclosed [COLOR] proxy card today.  The attached Proxy Statement and the enclosed [COLOR] proxy card are first being furnished to the shareholders on or about ____________, 2015.

If you have already voted for the incumbent management slate, you have every right to change your vote by signing, dating and returning a later dated [COLOR] proxy card or by voting in person at the Annual Meeting.

Thank you for your support,

/s/ Joel S. Lawson IV

Joel S. Lawson IV

Joel S. Lawson IV 2040 Grubbs Mill Road Berwyn, PA 19312 (610) 306-3123

PRELIMINARY COPY SUBJECT TO COMPLETION
DATED OCTOBER 1, 2015

2015 ANNUAL MEETING OF SHAREHOLDERS
OF
ANCHOR BANCORP
_________________________

PROXY STATEMENT
OF
JOEL S. LAWSON IV
_________________________

PLEASE SIGN, DATE AND MAIL THE ENCLOSED [COLOR] PROXY CARD TODAY

Joel S. Lawson IV (“Mr. Lawson,” the “Participant” or “I”)  is a significant shareholder of Anchor Bancorp, a Washington corporation (“Anchor” or the “Company”), with direct beneficial ownership of 225,000 shares of common stock, par value $0.01 per share (the “Common Stock”), of the Company, representing approximately 8.9% of the outstanding shares of Common Stock. I believe that the Board of Directors of the Company (the “Board”) must be reconstituted to ensure that the Board takes the necessary steps for the Company’s shareholders to realize the maximum value of their investment. I have a strong, relevant background and am committed to fully exploring all opportunities to unlock shareholder value.  I am seeking your support at the annual meeting of shareholders scheduled to be held at the Lacey Community Center, located at 6729 Pacific Avenue SE, Lacey, Washington, on Wednesday, October 21, 2015 at 10:00 a.m., local time (including any adjournments or postponements thereof and any meeting which may be called in lieu thereof, the “Annual Meeting”), for the following:

1.	To elect Joel S. Lawson IV (the “Nominee”) to the Board as a director to serve until the 2018 annual meeting of shareholders and until his successor is duly elected and qualified;

2.	To hold an advisory (non-binding) vote on executive compensation;

3.	To hold a vote on the Anchor Bancorp 2015 Equity Incentive Plan (the “2015 Plan”);

4.	To ratify the appointment of Moss Adams LLP as the Company’s independent auditor for the fiscal year ending June 30, 2016; and

5.	To transact such other business as may properly come before the Annual Meeting or any adjournment or postponement thereof.

This Proxy Statement is soliciting proxies to elect not only Mr. Lawson, but also the candidates who have been nominated by the Company other than George W. Donovan. This gives shareholders who wish to vote for Mr. Lawson the ability to vote for a full slate of three nominees in total. The Participant intends to vote the shares he beneficially owns FOR the election of Mr. Lawson, in accordance with the recommendation of Institutional Shareholders Services Inc. (“ISS”) with respect to the approval of the advisory vote to approve executive compensation, AGAINST the approval of the 2015 Plan, and in accordance with the recommendation of ISS with respect to the ratification of the appointment of Moss Adams LLP as the independent auditor of the Company for the fiscal year ending June 30, 2016, as described herein.

The Company has set the close of business on September 2, 2015 as the record date for determining shareholders entitled to notice of and to vote at the Annual Meeting (the “Record Date”).  The mailing address of the principal executive offices of the Company is 601 Woodland Square Loop SE, Lacey, Washington 98503.  Shareholders of record at the close of business on the Record Date will be entitled to vote at the Annual Meeting.  According to the Company, as of the Record Date, there were 2,550,000 shares of Common Stock outstanding.

THIS SOLICITATION IS BEING MADE BY MR. LAWSON AND NOT ON BEHALF OF THE BOARD OF DIRECTORS OR MANAGEMENT OF THE COMPANY.  MR. LAWSON IS NOT AWARE OF ANY OTHER MATTERS TO BE BROUGHT BEFORE THE ANNUAL MEETING OTHER THAN AS SET FORTH IN THIS PROXY STATEMENT.  SHOULD OTHER MATTERS, WHICH MR. LAWSON IS NOT AWARE OF A REASONABLE TIME BEFORE THIS SOLICITATION, BE BROUGHT BEFORE THE ANNUAL MEETING, THE PERSONS NAMED AS PROXIES IN THE ENCLOSED [COLOR] PROXY CARD WILL VOTE ON SUCH MATTERS IN THEIR DISCRETION.

MR. LAWSON URGES YOU TO SIGN, DATE AND RETURN THE [COLOR] PROXY CARD IN FAVOR OF THE ELECTION OF THE NOMINEE.

IF YOU HAVE ALREADY SENT A PROXY CARD FURNISHED BY COMPANY MANAGEMENT OR THE BOARD, YOU MAY REVOKE THAT PROXY AND VOTE ON EACH OF THE PROPOSALS DESCRIBED IN THIS PROXY STATEMENT BY SIGNING, DATING AND RETURNING THE ENCLOSED [COLOR] PROXY CARD.  THE LATEST DATED PROXY IS THE ONLY ONE THAT COUNTS.  ANY PROXY MAY BE REVOKED AT ANY TIME PRIOR TO THE ANNUAL MEETING BY DELIVERING A WRITTEN NOTICE OF REVOCATION OR A LATER DATED PROXY FOR THE ANNUAL MEETING OR BY VOTING IN PERSON AT THE ANNUAL MEETING.

Important Notice Regarding the Availability of Proxy Materials for the Annual Meeting—This Proxy Statement and our [COLOR] proxy card are available at
[_______________________]

______________________________

IMPORTANT

Your vote is important, no matter how few shares of Common Stock you own.  Mr. Lawson urges you to sign, date, and return the enclosed [COLOR] proxy card today to vote FOR the election of the Nominee and in accordance with Mr. Lawson’s recommendations on the other proposals on the agenda for the Annual Meeting.

•
If your shares of Common Stock are registered in your own name, please sign and date the enclosed [COLOR] proxy card and return it to Mr. Lawson at 2040 Grubbs Mill Road, Berwyn, Pennsylvania 19312, in the enclosed postage-paid envelope today.

•
If your shares of Common Stock are held in a brokerage account or bank, you are considered the beneficial owner of the shares of Common Stock, and these proxy materials, together with a [COLOR] voting form, are being forwarded to you by your broker or bank.  As a beneficial owner, you must instruct your broker, trustee or other representative how to vote.  Your broker cannot vote your shares of Common Stock on your behalf without your instructions.

•
Depending upon your broker or custodian, you may be able to vote either by toll-free telephone or by the Internet.  Please refer to the enclosed voting form for instructions on how to vote electronically.  You may also vote by signing, dating and returning the enclosed voting form.

Since only your latest dated proxy card will count, Mr. Lawson urges you not to return any proxy card you receive from the Company.  Even if you return the management proxy card marked “withhold” as a protest against the incumbent directors, it will revoke any proxy card you may have previously sent to the Participant.  Remember, you can vote for Mr. Lawson only on the [COLOR] proxy card.  So please make certain that the latest dated proxy card you return is the [COLOR] proxy card.

Joel S. Lawson IV 2040 Grubbs Mill Road Berwyn, PA 19312 (610) 306-3123

Background to the Solicitation

The following is a chronology of events leading up to this proxy solicitation:

•
On May 15, 2013, Mr. Lawson delivered a non-binding shareholder proposal (the “Shareholder Proposal”) to Anchor for inclusion in the Company’s proxy statement for the 2013 annual meeting of shareholders (the “2013 Annual Meeting”).  The Shareholder Proposal recommended that the Board consider engaging the services of a nationally-recognized investment banking firm to evaluate available strategic alternatives to maximize shareholder value.

•
On May 23, 2013, Mr. Lawson filed a Schedule 13D with the Securities and Exchange Commission (the “SEC”) disclosing delivery of the Shareholder Proposal and a position of approximately 5.7% of the outstanding shares.

•
In response to the Shareholder Proposal, the Company sought to exclude it from the Company’s proxy statement for the 2013 Annual Meeting. After a number of letters with the SEC, the Shareholder Proposal was ultimately not included in the Company’s proxy statement for the 2013 Annual Meeting.

•
On September 11, 2015, the Company filed a definitive proxy statement with the SEC with respect to the Annual Meeting, announcing a meeting date of October 21, 2015 and a nomination deadline of September 21, 2015.

•	On September 17, 2015, Mr. Lawson filed an amended Schedule 13D disclosing a position of approximately 7.9% of the outstanding shares.

•
On September 18, 2015, Mr. Lawson delivered a letter to Anchor notifying the Company, in accordance with its Articles of Incorporation (the “Charter”), of Mr. Lawson’s nomination of himself for election to the Board at the Annual Meeting.

•
On September 21, 2015, Mr. Lawson issued an open letter to Anchor’s shareholders expressing his belief that the Company is facing a long and uncertain path towards earning its cost of capital and that the Board should evaluate all strategic options, including a sale of the Company to the highest bidder, in order to maximize value for shareholders. The letter further explained Mr. Lawson’s view that the incumbent Board has previously dismissed shareholder input and resisted the exploration of strategic alternatives, and that the Board is in need of a direct shareholder representative, which is why Mr. Lawson nominated himself for election to the Board.

•	Also on September 21, 2015, Mr. Lawson filed an amended Schedule 13D disclosing the open letter to shareholders and a position of approximately 8.9% of the outstanding Shares.

REASONS FOR THE SOLICITATION

I BELIEVE THAT THE BOARD SHOULD INCLUDE A DIRECT SHAREHOLDER REPRESENTATIVE

I have been one of the largest shareholders of Anchor since 2011. Over this time, the Company has been able to resolve non-performing and classified assets; however, now the Company is facing a long, difficult journey to attempt to earn its cost of capital.  I believe that this path is a long and uncertain one, and that the Company must evaluate all strategic options in order to maximize value for shareholders, including a possible sale of the Company. I have communicated my views to the Company and even submitted the Shareholder Proposal in 2013 to allow other shareholders to voice their opinions on the matter, only to be rebuffed by the Company along the way.

At this time, I have come to the conclusion that change is needed in Anchor’s boardroom if shareholders are to realize the maximum value of their investment.  I have little confidence that the current Board is committed to, or capable of, taking all of the steps necessary to enhance shareholder value at Anchor. Therefore, I am soliciting your support for my election at the Annual Meeting. If elected, I will bring a fresh perspective and a commitment to fully explore all opportunities to maximize shareholder value, including a sale of the Company to the highest bidder.

I am Concerned by the Board’s Apparent Unwillingness to Allow for Meaningful Shareholder Input and its Efforts to Thwart Shareholder Involvement

The Company’s Amended and Restated Bylaws (the “Bylaws”) contain a provision that any non-Washington resident elected to the Board shall be considered to have automatically resigned as a director, which resignation has to be accepted by the Board to become effective (the “Residency Restriction”). To be clear, pursuant to the Bylaws, the resignation associated with the Residency Restriction is not automatically effective; rather, the Board has discretion to not accept the resignation as the Bylaws explicitly condition the effectiveness of the resignation on the Board’s acceptance of such resignation.  The Company is not subject to any federal or state law or regulation necessitating that all of Anchor’s directors have a primary residence in the State of Washington. I strongly believe that if I am elected to the Board, it is incumbent upon the Board to reject my automatic resignation and to allow me to serve in the director role to which shareholders have elected me.  Further, I believe that the Residency Restriction is poor corporate governance and it is a disservice to shareholders to limit the talent pool of directors only to residents of the State of Washington. Shareholders deserve the right to elect the most qualified director candidates available to represent their best interests regardless of where they reside. In my view, if the incumbent Board hopes to have any credibility in terms of representing the best interests of all shareholders, the Board must amend or repeal the Residency Restriction immediately, rather than use it as a means to thwart direct shareholder representation on the Board.

I view this solicitation of votes in favor of my election as a referendum on the propriety and desirability of the Residency Restriction and also more generally as a referendum on the Board’s openness to shareholder input and their commitment to put shareholder rights and interests above all else. In my view, if I am elected to the Board and the Board decides to accept my automatic resignation mandated by the Residency Restriction and prohibits me from serving as a director or refuses to repeal the Residency Restriction, the Board will be in blatant disregard of the shareholders’ wishes.  Such a choice by the Board will also clearly demonstrate that shareholder input is not welcome in the boardroom and will cause serious doubts on whether critical decisions are sincerely made with the best interests of shareholders as the paramount objective.  In short, whether the Board decides to enforce the Residency Restriction to force me off the Board if I am elected is, in my view, a powerful test of where the Board’s true allegiances lie.

This is not the first time the Board has taken steps to attempt to muffle shareholders. In 2013, the Company spent shareholder capital to seek to exclude my non-binding proposal seeking to allow shareholders to voice their opinions as to whether the Company should consider hiring an investment banking firm to evaluate potential strategic alternatives. This proposal would have allowed shareholders of the Company to weigh in on an extremely important decision - whether the Company has earned the right to remain independent or should seek a stronger, more profitable partner.

The Company’s perceived disregard for shareholder input and resistance to exploring strategic alternatives has me concerned that the members of the incumbent Board are more concerned with maintaining the status quo than evaluating options to maximize value for shareholders, including a sale of the Company to the highest bidder. I believe that the Board is in need of a direct shareholder representative who is capable and willing to fully and open-mindedly evaluate all opportunities available to the Company from an owner’s perspective.

I am Concerned that the Company is Significantly Under-Earning its Cost of Capital and Cannot Prudently Deploy its Excess Capital in a Timely Manner

Given the expense base and recent trends in loan growth, where Anchor has significantly trailed its peers on a year-over-year basis as shown below, I do not believe there is a path to improve profitability to anywhere close to the Company’s cost of capital over a reasonable time frame.

Source: Public filings Numbers in millions ($)

Assuming a more normalized peer Tangible Common Equity (TCE) to Tangible Assets (TA) ratio of 9.00%, the Company has approximately $30 million in excess capital. In order to utilize this capital, Anchor would need to achieve significant loan growth or engage in an aggressive share repurchase program (or a combination of the two). In terms of loan growth, Anchor would need additional net loan production of $300 million, assuming leverage of 10 times. This would require a staggering 105% increase in gross loans versus the current loan portfolio of $287 million. Given the Company’s inability to show consistent loan growth, coupled with the fact that (i) it operates in a mature, low-growth market1 and (ii) there is a significant number of small community banks operating in Anchor’s market competing for loans, I do not believe it is realistic for the Company to achieve the necessary loan growth to deploy its excess capital. Alternatively, if the Company were to put this capital to work in a share repurchase program, assuming an average cost of $22 per share, the Company would have to retire approximately 53% of its outstanding shares, which also does not seem practical. Even assuming the Company simultaneously pursued an aggressive loan growth and share repurchase strategy, I believe that it would take more than five years for Anchor to fully utilize this capital, making the need to evaluate strategic alternatives all the more necessary.

Further, as demonstrated by the chart below, the Company’s Return on Average Assets (ROAA) has consistently lagged behind its peers each quarter since September 2014.  Below is the Company’s reported ROAA for each of the last four quarters, with the exception noted for the quarter ending December 2014.

 Source: Public filings

1 Per SNL Financial LC, the weighted average of the Metropolitan Statistical Areas (MSA) in which Anchor operates saw population growth of 1.25% from 2010 to 2015 versus the national average of 3.47% over the same time period.

As shown below, I believe the Company’s core ROAA to be only 30-40 bps on a fully taxed basis, even excluding a normalized provision.

Source: Public filings Numbers in millions ($)

Due to the Company’s ROAA and its excess capital position, Anchor is significantly under-earning its cost of capital and has no path to achieving a 10% Return on Equity (ROE), which has also consistently trailed its peers each quarter since September 2014 as shown below, in a reasonable period of time.

    Source: Public filings

I am Concerned by the Announcement and Potential Administration of the 2015 Equity Incentive Plan

Given the Company’s performance, I am also concerned by the Company’s announcement of the 2015 Plan, which provides for the issuance of up to 193,800 shares, representing approximately 7.7% of the Company’s outstanding shares. While I agree that equity incentive plans play an important role in aligning manager and director interests with shareholders, I do not believe that the Company’s cumulative net income of approximately $237,000 since the beginning of 2011 warrants equity grants potentially worth over 17 times such cumulative net income2.

Considering that only one of the five members of the Compensation Committee of the Board joined the Board after 1998, I have serious concerns regarding the administration of the 2015 Plan and believe that a truly independent outside director must be added to the Compensation Committee immediately to represent shareholders’ best interests.

I am Concerned Anchor’s Board is Stale and in Need of a Truly Independent Director

Change on the Board is critical to ensure renewed focus and commitment on delivering shareholder value. I believe Anchor’s current Board is stale as the average tenure of the incumbents is nearly 19 years and the Board has seen only two new additions since 1998. Leading proxy advisory firm ISS takes the position that a tenure of more than nine years is considered to potentially compromise a director’s independence. The long tenure of the incumbents makes me question whether such directors are truly independent.

I believe the Board needs a truly independent director who is not colored by legacy involvement and will fairly and open-mindedly consider all options necessary to maximize shareholder value.

I HAVE THE EXPERIENCE, QUALIFICATIONS AND COMMITMENT NECESSARY TO FULLY EXPLORE ALL AVAILABLE OPPORTUNITIES TO UNLOCK VALUE FOR SHAREHOLDERS, INCLUDING A POSSIBLE SALE OF THE COMPANY

I am a significant shareholder of the Company, and as the managing member of an investment firm specializing in the financial sector coupled with my service as a director of two bank holding companies, I believe I will bring relevant business and financial experience into the boardroom and a commitment to assessing and executing on initiatives to unlock value at the Company. Specifically, I believe that the Company is in need of a truly independent director who is fully committed to exploring all strategic options in order to maximize value for shareholders, including a possible sale of the Company. As a significant long-term shareholder of Anchor, my interests are directly aligned with those of my fellow shareholders, the true owners of the Company, and I am eager to protect the best interests of all shareholders.

2 Based on the Company’s disclosure in its proxy statement that the fair market value of the 193,800 shares is $4.1 million as of the record date for the 2015 Annual Meeting.

PROPOSAL NO. 1

ELECTION OF DIRECTORS

The Company currently has a classified Board, which is divided into three classes.  The directors in each class are elected for terms of three years so that the term of office of one class of directors expires at each annual meeting of shareholders.  Mr. Lawson believes that the terms of three directors expire at the Annual Meeting. Mr. Lawson is seeking your support at the Annual Meeting for his election in opposition to one of the Company’s director nominees.  Your vote to elect Mr. Lawson will have the legal effect of replacing one incumbent director of the Company. If elected, Mr. Lawson will represent a minority of the members of the Board, and therefore it is not guaranteed that he will be able to implement any of the actions that he may believe are necessary to enhance shareholder value, as described in further detail above.   As a non-resident of the State of Washington, even if elected by shareholders to the Board, because of the Residency Restriction, I will be considered to have automatically resigned as a director and if the Board chooses to accept my automatic resignation I may not be able to serve as a director.  I believe that if I am elected by shareholders to serve as a director, it is incumbent upon the Board to reject my automatic resignation and to repeal the Residency Restriction to allow an elected director to serve on the Board in accordance with the wishes of shareholders.

THE NOMINEE

The following information sets forth the name, age, business address, present principal occupation, and employment and material occupations, positions, offices, or employments for the past five years of Mr. Lawson.  The nomination was made in a timely manner and in compliance with the applicable provisions of the Company’s governing instruments.  Mr. Lawson’s specific experience, qualifications, attributes and skills that led him to conclude that he should serve as a director of the Company are set forth above in the section entitled “Reasons for the Solicitation” and below.  Mr. Lawson is a citizen of the United States.

Joel S. Lawson IV, age 33, has served as the managing member of Cloister Capital LLC, a firm which invests primarily in orphaned and undervalued securities in the financial sector, since August 2011.  Mr. Lawson has also served as a director of Biscayne Bancshares, Inc., a privately-held bank holding company based in Miami, since November 2013.  He has also served as a director of Regent Bancorp Inc. (OTC:RGTB), a bank holding company based in Fort Lauderdale, since April 2015.  Previously, he was a senior analyst at Anchorage Capital Group LLC, a hedge fund focused on credit, equity, and special situation investing, from July 2004 to August 2011.  He graduated summa cum laude from the Wharton School at the University of Pennsylvania with a Bachelor of Science in Economics, duel concentrating in finance and accounting. Mr. Lawson’s financial expertise and experience serving as a director of bank holding companies will make him a valuable addition to the Board.

Mr. Lawson meets all of the criteria designated as “qualifications” in the Bylaws as he (i) is a resident of the United States; (ii) has not been adjudicated a bankrupt, taken the benefit of any insolvency law, or made a general assignment for the benefit of creditors; (iii) has not suffered a judgment for a sum of money which has remained unsatisfied after all legal proceedings have been of record or unsecured on appeal for a period of more than three months; (iv) is not a director of a bank, trust company, or national banking association of which a majority of the board of directors of such entity are directors of the Company; (v) is the beneficial owner of more than 100 shares of Common Stock; and (vi) is under the age of 75. As a non-resident of the State of Washington, even if elected by shareholders to the Board, Mr. Lawson may have to tender his resignation as a director.  Mr. Lawson believes that if he is elected by shareholders to serve as director, it is incumbent upon the Board to reject his automatic resignation under the Residency Restriction and to repeal the Residency Restriction to allow an elected director to serve on the Board in accordance with the wishes of shareholders.

The principal business address of Mr. Lawson is 2040 Grubbs Mill Road, Berwyn, Pennsylvania 19312.

As of the date hereof, Mr. Lawson is the direct beneficial owner of 225,000 shares of Common Stock. For information regarding transactions in the securities of the Company during the past two years by Mr. Lawson, please see Schedule I.

Other than as stated herein, there are no arrangements or understandings between Mr. Lawson and any other person or persons pursuant to which Mr. Lawson’s nomination described herein is to be made, other than the consent by Mr. Lawson to be named in this Proxy Statement and to serve as a director of the Company if elected as such at the Annual Meeting.  Mr. Lawson is not a party adverse to the Company or any of its subsidiaries and does not have a material interest adverse to the Company or any of its subsidiaries in any material pending legal proceedings.

Mr. Lawson presently is, and if elected as a director of the Company would be, an “independent director” within the meaning of (i) applicable NASDAQ listing standards applicable to board composition and (ii) Section 301 of the Sarbanes-Oxley Act of 2002. Mr. Lawson is not a member of the Company’s compensation, nominating or audit committee that is not independent under any such committee’s applicable independence standards.

Mr. Lawson does not expect to be unable to stand for election, but, in the event he is unable to serve or for good cause will not serve, the shares of Common Stock represented by the enclosed [COLOR] proxy card will be voted for a substitute nominee, to the extent this is not prohibited under the Company’s organizational documents and applicable law.  In addition, Mr. Lawson reserves the right to nominate substitute person(s) if the Company makes or announces any changes to its organizational documents or takes or announces any other action that has, or if consummated would have, the effect of disqualifying the Nominee, to the extent this is not prohibited under the Company’s organizational documents and applicable law.  In any such case, Mr. Lawson would identify and properly nominate such substitute nominees in accordance with the Company’s organizational documents and shares of Common Stock represented by the enclosed [COLOR] proxy card will be voted for such substitute nominee(s).  Mr. Lawson reserves the right to nominate additional person(s), to the extent this is not prohibited under the Company’s organizational documents and applicable law, if the Company increases the size of the Board above its existing size or increases the number of directors whose terms expire at the Annual Meeting.  Additional nominations made pursuant to the preceding sentence are without prejudice to the position of Mr. Lawson that any attempt to increase the size of the current Board or to reconstitute or reconfigure the classes on which the current directors serve constitutes an unlawful manipulation of the Company’s corporate machinery.

MR. LAWSON URGES YOU TO VOTE FOR HIS ELECTION ON THE ENCLOSED [COLOR] PROXY CARD.

PROPOSAL NO. 2

ADVISORY VOTE ON NAMED EXECUTIVE OFFICER COMPENSATION

As discussed in further detail in the Company’s proxy statement, the Company is asking shareholders to indicate their support for the compensation of the Company’s named executive officers.  This proposal, commonly known as a “say-on-pay” proposal, is not intended to address any specific item of compensation, but rather the overall compensation of the Company’s named executive officers and the philosophy, policies and practices described in the Company’s proxy statement.  Accordingly, the Company is asking shareholders to vote for the following resolution:

“RESOLVED, that the shareholders approve the compensation of Anchor Bancorp’s named executive officers as disclosed in the compensation tables and related material in the proxy statement for the 2015 annual meeting of shareholders.”

As disclosed in the Company’s proxy statement, the shareholder vote on the say-on-pay proposal is an advisory vote only, and is not binding on the Board or the Compensation Committee of the Board and may not be construed as overruling a decision by the Board or create or imply any additional fiduciary duty on the Board. However, the Compensation Committee of the Board and the Board may take into account the outcome of the vote when considering future executive compensation arrangements.

MR. LAWSON MAKES NO RECOMMENDATION WITH RESPECT TO THIS SAY-ON-PAY PROPOSAL AND INTENDS TO VOTE HIS SHARES IN ACCORDANCE WITH THE RECOMMENDATION OF ISS.

PROPOSAL NO. 3

APPROVAL OF THE COMPANY’S 2015 EQUITY INCENTIVE PLAN

As discussed in further detail in the Company’s proxy statement, the Company is asking shareholders to approve the Company’s 2015 Equity Incentive Plan that was adopted by the Board, subject to shareholder approval, on August 17, 2015.

As discussed in further detail in the “Reasons for the Solicitation” section above Mr. Lawson has serious concerns regarding the potential administration of the 2015 Plan under the leadership of the incumbent Board. As shown in the chart explaining Mr. Lawson’s belief that the Company’s core ROAA is only 30-40 bps on a fully taxed basis, over the last twelve months, the Company did approximately $1.121 million in recurring net income, whereas the 2015 Plan could be worth nearly 3.7x years worth of total Company normalized earnings. Therefore, Mr. Lawson believes that the size of the 2015 Plan is inappropriate.

MR. LAWSON RECOMMENDS A VOTE “AGAINST” THE APPROVAL OF THE 2015 PLAN AND INTENDS TO VOTE HIS SHARES “AGAINST” THIS PROPOSAL.

PROPOSAL NO. 4

RATIFICATION OF APPOINTMENT OF INDEPENDENT AUDITOR

As discussed in further detail in the Company’s proxy statement, the Audit Committee of the Board has appointed Moss Adams LLP as the Company’s independent auditor for the fiscal year ending June 30, 2016 and is proposing that shareholders ratify such appointment.  The Company is submitting the appointment of Moss Adams LLP for ratification of the shareholders at the Annual Meeting.

As disclosed in the Company’s proxy statement, shareholder approval is not required to appoint Moss Adams LLP as the Company’s independent auditor. The Company further explained that in the event the appointment is not ratified by shareholders, it is anticipated that no change in auditors would be made for the current year because of the difficulty and expense of making any change so long after the beginning of the current year, but that vote would be considered in connection with the auditor’s appointment for the year ending June 30, 2017.

MR. LAWSON MAKES NO RECOMMENDATION WITH RESPECT TO THE RATIFICATION OF THE APPOINTMENT OF MOSS ADAMS LLP AS THE INDEPENDENT AUDITOR OF THE COMPANY FOR THE FISCAL YEAR ENDING JUNE 30, 2016 AND INTENDS TO VOTE HIS SHARES IN ACCORDANCE WITH THE RECOMMENDATION OF ISS.

VOTING AND PROXY PROCEDURES

Shareholders are entitled to one vote for each share of Common Stock held of record on the Record Date with respect to each matter to be acted on at the Annual Meeting.  Only shareholders of record on the Record Date will be entitled to notice of and to vote at the Annual Meeting.  Shareholders who sell their shares of Common Stock before the Record Date (or acquire them without voting rights after the Record Date) may not vote such shares of Common Stock.  Shareholders of record on the Record Date will retain their voting rights in connection with the Annual Meeting even if they sell such shares of Common Stock after the Record Date.  Based on publicly available information, Mr. Lawson believes that the only outstanding class of securities of the Company entitled to vote at the Annual Meeting is the shares of Common Stock.

Shares of Common Stock represented by properly executed [COLOR] proxy cards will be voted at the Annual Meeting as marked and, in the absence of specific instructions, will be voted FOR the election of Mr. Lawson, according to ISS recommendation on the say-on-pay proposal, AGAINST the approval of the 2015 Plan, and according to ISS recommendation on the ratification of Moss Adams LLP as the Company’s independent auditor for the fiscal year ending June 30, 2016, and in the discretion of the persons named as proxies on all other matters as may properly come before the Annual Meeting, as described herein.

According to the Company’s proxy statement for the Annual Meeting, the current Board intends to nominate three candidates for election at the Annual Meeting.  This Proxy Statement is soliciting proxies to elect Mr. Lawson. To the extent that three directors are up for election at the Annual Meeting, shareholders who vote on the enclosed [COLOR] proxy card will also have the opportunity to vote for the candidates who have been nominated by the Company other than George W. Donovan.  Shareholders will therefore be able to vote for the total number of directors up for election at the Annual Meeting.  Under applicable proxy rules the Participant is required either to solicit proxies only for Mr. Lawson, which could result in limiting the ability of shareholders to fully exercise their voting rights with respect to the Company’s nominees, or to solicit for Mr. Lawson while also allowing shareholders to vote for fewer than all of the Company’s nominees, which enables a shareholder who desires to vote for Mr. Lawson to also vote for certain of the Company’s nominees.  The names, backgrounds and qualifications of the Company’s nominees, and other information about them, can be found in the Company’s proxy statement.  There is no assurance that any of the Company’s nominees will serve as a director if Mr. Lawson is elected.

QUORUM; BROKER NON-VOTES; DISCRETIONARY VOTING

A quorum is the minimum number of shares of Common Stock that must be represented at a duly called meeting in person or by proxy in order to legally conduct business at the meeting.  For the Annual Meeting, the presence, in person or by proxy, of the holders of at least 1,275,001 shares of Common Stock, which represents a majority of the 2,550,000 shares of Common Stock outstanding as of the Record Date, will be considered a quorum allowing votes to be taken and counted for the matters before the shareholders.

Abstentions are counted as present and entitled to vote for purposes of determining a quorum. Shares represented by “broker non-votes” also are counted as present and entitled to vote for purposes of determining a quorum.  However, if you hold your shares in street name and do not provide voting instructions to your broker, your shares will not be voted on any proposal on which your broker does not have discretionary authority to vote (a “broker non-vote”).  Under rules of The NASDAQ Stock Market, your broker will not have discretionary authority to vote your shares at the Annual Meeting on any of the proposals.

If you are a shareholder of record, you must deliver your vote by mail, attend the Annual Meeting in person and vote, vote by Internet or vote by telephone in order to be counted in the determination of a quorum.

If you are a beneficial owner, your broker will vote your shares pursuant to your instructions, and those shares will count in the determination of a quorum.  Brokers do not have discretionary authority to vote on any of the proposals at the Annual Meeting.  Accordingly, unless you vote via proxy card or provide instructions to your broker, your shares of Common Stock will count for purposes of attaining a quorum, but will not be voted on the proposals.

VOTES REQUIRED FOR APPROVAL

Election of Directors ─ The Company has adopted a plurality vote standard for non-contested and contested director elections.  As a result of the nomination of Mr. Lawson, the director election at the Annual Meeting will be contested, so the three nominees for director receiving the highest vote totals will be elected as directors of the Company. With respect to the election of directors, only votes cast “FOR” a nominee will be counted.  Proxy cards specifying that votes should be withheld with respect to one or more nominees will result in those nominees receiving fewer votes but will not count as a vote against the nominees.  Neither an abstention nor a broker non-vote will count as a vote cast “FOR” or “AGAINST” a director nominee.  Therefore, abstentions and broker non-votes will have no direct effect on the outcome of the election of directors. In the event Mr. Lawson is elected to the Board, due to the Residency Restriction, as a non-resident of the State of Washington, he will be considered to have automatically tendered his resignation as a director, which resignation would become effective only upon its acceptance by the Board. If the Board chooses to accept Mr. Lawson’s resignation, the votes cast in his favor will still be counted towards his election, but he will be precluded from serving as a director. In such a case, under the plurality vote standard, the three director candidates other than Mr. Lawson receiving the highest number of votes would serve as directors.

Advisory Vote on Executive Compensation ─ According to the Company’s proxy statement, although the vote is non-binding, assuming that a quorum is present, the advisory vote on executive compensation will be approved if a majority of the shares cast, in person or by proxy, at the Annual Meeting vote in favor of approval of the proposal. The Company has indicated that broker non-votes and abstentions will have no effect on the approval of the proposal.

Approval of the 2015 Equity Incentive Plan ─ According to the Company’s proxy statement, assuming that a quorum is present, the 2015 Plan will be approved if a majority of the shares cast, in person or by proxy, at the Annual Meeting vote in favor of approval of the 2015 Plan. The Company has indicated that broker non-votes and abstentions will have no effect on the approval of the proposal.

Ratification of the Appointment of Independent Auditor ─ According to the Company’s proxy statement, assuming that a quorum is present, the appointment of Moss Adams LLP will be deemed to have been ratified if a majority of the shares cast, in person or by proxy, at the Annual Meeting vote in favor of ratification. The Company has indicated that broker non-votes and abstentions will have no effect on the approval of the proposal.

Under applicable Washington law, none of the holders of Common Stock are entitled to appraisal rights in connection with any matter to be acted on at the Annual Meeting. If you sign and submit your [COLOR] proxy card without specifying how you would like your shares voted, your shares will be voted in accordance with Mr. Lawson’s recommendations specified herein and in accordance with the discretion of the persons named on the [COLOR] proxy card with respect to any other matters that may be voted upon at the Annual Meeting.

REVOCATION OF PROXIES

Shareholders of the Company may revoke their proxies at any time prior to exercise by attending the Annual Meeting and voting in person (although attendance at the Annual Meeting will not in and of itself constitute revocation of a proxy) or by delivering a written notice of revocation.  The delivery of a subsequently dated proxy which is properly completed will constitute a revocation of any earlier proxy.  The revocation may be delivered either to Mr. Lawson at 2040 Grubbs Mill Road, Berwyn, Pennsylvania 19312 or to the Company at 601 Woodland Square Loop SE, Lacey, Washington 98503 or any other address provided by the Company.  Although a revocation is effective if delivered to the Company, the Participant requests that either the original or photostatic copies of all revocations be mailed to Mr. Lawson at 2040 Grubbs Mill Road, Berwyn, Pennsylvania 19312 so that he will be aware of all revocations and can more accurately determine if and when proxies have been received from the holders of record on the Record Date of a majority of the outstanding shares of Common Stock.  Additionally, this information may be used to contact shareholders who have revoked their proxies in order to solicit later dated proxies for the election of Mr. Lawson.

IF YOU WISH TO VOTE FOR THE ELECTION OF MR. LAWSON TO THE BOARD, PLEASE SIGN, DATE AND RETURN PROMPTLY THE ENCLOSED [COLOR] PROXY CARD IN THE POSTAGE-PAID ENVELOPE PROVIDED.

SOLICITATION OF PROXIES

The solicitation of proxies pursuant to this Proxy Statement is being made by Mr. Lawson.  Proxies may be solicited by mail, facsimile, telephone, telegraph, Internet, in person and by advertisements.

Mr. Lawson intends to solicit proxies from individuals, brokers, banks, bank nominees and other institutional holders.  Mr. Lawson has requested banks, brokerage houses and other custodians, nominees and fiduciaries to forward all solicitation materials to the beneficial owners of the shares of Common Stock they hold of record.  Mr. Lawson will reimburse these record holders for their reasonable out-of-pocket expenses in so doing.  Mr. Lawson does not intend to employ any persons to solicit shareholders for the Annual Meeting.

The entire expense of soliciting proxies is being borne by Mr. Lawson.  Costs of this solicitation of proxies are currently estimated to be approximately $[___________] (including, but not limited to, fees for attorneys, advisors, and other costs incidental to the solicitation).  Mr. Lawson estimates that through the date hereof his expenses in connection with this solicitation are approximately $[___________].  Mr. Lawson intends to seek reimbursement from the Company of all expenses he incurs in connection with this solicitation.  Mr. Lawson does not intend to submit the question of such reimbursement to a vote of security holders of the Company.

ADDITIONAL PARTICIPANT INFORMATION

Mr. Lawson is the Participant in this solicitation.

As of the date hereof, Mr. Lawson directly beneficially owned 225,000 shares of Common Stock. The shares of Common Stock directly owned by Mr. Lawson were purchased with personal funds (which may, at any given time, include margin loans made by brokerage firms in the ordinary course of business). For information regarding transactions in the securities of the Company during the past two years by Mr. Lawson, please see Schedule I.

Except as set forth in this Proxy Statement (including the Schedules hereto), (i) during the past 10 years, the Participant has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors); (ii) the Participant does not directly or indirectly beneficially own any securities of the Company; (iii) the Participant does not own any securities of the Company which are owned of record but not beneficially; (iv) the Participant has not purchased or sold any securities of the Company during the past two years; (v) no part of the purchase price or market value of the securities of the Company owned by the Participant is represented by funds borrowed or otherwise obtained for the purpose of acquiring or holding such securities; (vi) the Participant is not, or within the past year was not, a party to any contract, arrangements or understandings with any person with respect to any securities of the Company, including, but not limited to, joint ventures, loan or option arrangements, puts or calls, guarantees against loss or guarantees of profit, division of losses or profits, or the giving or withholding of proxies; (vii) no associate of the Participant owns beneficially, directly or indirectly, any securities of the Company; (viii) the Participant does not own beneficially, directly or indirectly, any securities of any parent or subsidiary of the Company; (ix) neither the Participant nor any of his associates was a party to any transaction, or series of similar transactions, since the beginning of the Company’s last fiscal year, or is a party to any currently proposed transaction, or series of similar transactions, to which the Company or any of its subsidiaries was or is to be a party, in which the amount involved exceeds $120,000; (x) neither the Participant nor any of his associates has any arrangement or understanding with any person with respect to any future employment by the Company or its affiliates, or with respect to any future transactions to which the Company or any of its affiliates will or may be a party; (xi) the Participant does not have a substantial interest, direct or indirect, by securities holdings or otherwise in any matter to be acted on at the Annual Meeting; (xii) the Participant does not hold any positions or offices with the Company; (xiii) the Participant does not have a family relationship with any director, executive officer, or person nominated or chosen by the Company to become a director or executive officer and (xiv) no companies or organizations, with which the Participant has been employed in the past five years, is a parent, subsidiary or other affiliate of the Company.

There are no material proceedings to which the Participant or any of his associates is a party adverse to the Company or any of its subsidiaries or has a material interest adverse to the Company or any of its subsidiaries.  With respect to the Participant, none of the events enumerated in Item 401(f)(1)-(8) of Regulation S-K of the Securities Exchange Act of 1934, as amended, occurred during the past ten years.

OTHER MATTERS AND ADDITIONAL INFORMATION

Mr. Lawson is unaware of any other matters to be considered at the Annual Meeting.  However, should other matters, which Mr. Lawson is not aware of a reasonable time before this solicitation, be brought before the Annual Meeting, the persons named as proxies on the enclosed [COLOR] proxy card will vote on such matters in their discretion.

SHAREHOLDER PROPOSALS

Proposals of shareholders intended to be presented at the 2016 Annual Meeting of Shareholders (the “2016 Annual Meeting”) must, in order to be included in the Company’s proxy statement and the form of proxy for the 2016 Annual Meeting, be delivered to the Company’s Corporate Secretary at 601 Woodland Square Loop SE, Lacey, Washington 98503 by May 14, 2016.

Under the Charter, any shareholder intending to present any proposal (other than a proposal made by, or at the direction of, the Board) at the 2016 Annual Meeting, must give written notice of that proposal to the Company’s Secretary not less than 30 nor more than 60 days prior to the date of the meeting; provided that if less than 31 days’ notice of the meeting is given to shareholders, such written notice must be delivered not later than the close of business on the tenth day following the day on which notice of the meeting was mailed to shareholders.

The information set forth above regarding the procedures for submitting shareholder proposals for consideration at the 2016 Annual Meeting is based on information contained in the Company’s proxy statement and the Charter.  The incorporation of this information in this proxy statement should not be construed as an admission by Mr. Lawson that such procedures are legal, valid or binding.

INCORPORATION BY REFERENCE

THE PARTICIPANT HAS OMITTED FROM THIS PROXY STATEMENT CERTAIN DISCLOSURE REQUIRED BY APPLICABLE LAW THAT IS EXPECTED TO BE INCLUDED IN THE COMPANY’S PROXY STATEMENT RELATING TO THE ANNUAL MEETING BASED ON RELIANCE ON RULE 14A-5(C).  THIS DISCLOSURE IS EXPECTED TO INCLUDE, AMONG OTHER THINGS, CURRENT BIOGRAPHICAL INFORMATION ON THE COMPANY’S DIRECTORS, INFORMATION CONCERNING EXECUTIVE COMPENSATION, AND OTHER IMPORTANT INFORMATION.  SEE SCHEDULE II FOR INFORMATION REGARDING PERSONS WHO BENEFICIALLY OWN MORE THAN 5% OF THE SHARES AND THE OWNERSHIP OF THE SHARES BY THE DIRECTORS AND MANAGEMENT OF THE COMPANY.

The information concerning the Company contained in this Proxy Statement and the Schedules attached hereto has been taken from, or is based upon, publicly available information.

Joel S. Lawson IV

_________________, 2015

SCHEDULE I

TRANSACTIONS IN SECURITIES OF THE COMPANY
DURING THE PAST TWO YEARS

Shares of Common Stock Purchased / (Sold)	Date of Purchase / Sale

JOEL S. LAWSON IV

(2,000)	11/15/2013
(900)	12/31/2013
539	08/11/2014
1,232	08/18/2014
100	08/19/2014
205	08/20/2014
300	08/21/2014
400	08/22/2014
8,400	08/27/2014
100	09/02/2014
4,000	09/04/2014
2,000	09/17/2014
(4,610)	02/19/2015
(988)	06/17/2015
(545)	06/19/2015
(100)	06/23/2015
(700)	06/25/2015
(662)	06/29/2015
(254)	08/03/2015
(100)	08/17/2015
(1,000)	08/24/2015
(700)	08/25/2015
(100)	09/01/2015
55	09/04/2015
62,099	09/15/2015
900	09/16/2015
6,100	09/17/2015
4,700	09/18/2015
13,300	09/21/2015

I-1

SCHEDULE II

The following table is reprinted from the definitive proxy statement filed by Anchor Bancorp with the Securities and Exchange Commission on September 11, 2015.

The following table sets forth, as of September 2, 2015, the voting record date, information regarding share ownership of:

•
those persons or entities (or groups of affiliated person or entities) known by management to beneficially own more than five percent of Anchor Bancorp’s common stock other than directors and executive officers;

•	each director and director nominee of Anchor Bancorp;

•	each executive officer of Anchor Bancorp or Anchor Bank named in the Summary Compensation Table appearing under “Executive Compensation” below (known as “named executive officers”); and

•	all current directors and executive officers of Anchor Bancorp and Anchor Bank as a group.

Persons and groups who beneficially own in excess of five percent of Anchor Bancorp’s common stock are required to file with the Securities and Exchange Commission (“SEC”), and provide us a copy, reports disclosing their ownership pursuant to the Securities Exchange Act of 1934.  To our knowledge, no other person or entity, other than the ones set forth below, beneficially owned more than five percent of the outstanding shares of Anchor Bancorp’s common stock as of the close of business on the voting record date.

Beneficial ownership is determined in accordance with the rules and regulations of the SEC.  In accordance with Rule 13d-3 of the Securities Exchange Act of 1934, a person is deemed to be the beneficial owner of any shares of common stock if he or she has voting and/or investment power with respect to those shares.  Therefore, the table below includes shares owned by spouses, other immediate family members in trust, shares held in retirement accounts or funds for the benefit of the named individuals, shares held in the ESOP, and other forms of ownership, over which shares the persons named in the table may possess voting and/or investment power.

As of the voting record date, there were 2,550,000 shares of Anchor Bancorp common stock outstanding.

II-1

	Number of Shares	Percent of Shares
Name	Beneficially Owned	Outstanding (%)

Beneficial Owners of More Than 5%

Joel S. Lawson, IV	147,605 (1)	5.8
2040 Grubbs Mill Road
Berwyn, Pennsylvania 19312

Manulife Asset Management (US) LLC	250,000 (2)	9.8
101 Huntington Avenue
Boston, Massachusetts 02199

Bradley Louis Radoff	130,000 (3)	5.1
1177 West Loop South, Suite 1625
Houston, Texas 77027

Stieven Capital Advisors, L.P.	247,903 (4)	9.7
12412 Powerscourt Drive, Suite 250
St. Louis, Missouri 63131

Joseph Stilwell	251,725 (5)	9.9
111 Broadway, 12th Floor
New York, New York 10006

Directors

William K. Foster	10,000	*
Robert D. Ruecker	15,500 (6)	*
Jerald L. Shaw	18,358 (7)	*
Douglas A. Kay	1,000 (8)	*
George W. Donovan	10,000 (9)	*
Terri L. Degner	10,828 (10)	*
Reid A. Bates	1,200 (8)	*

Named Executive Officers Who Are Not Directors

Gary B. Koch	2,050	*

All Executive Officers and Directors as a Group (8 persons)	68,936	2.7
_______
*	Less than one percent of shares outstanding.
(1)	According to a Schedule 13D/A filed February 5, 2015, Mr. Lawson has sole voting and dispositive power over the shares reported.
(2)	According to a Schedule 13G filed February 13, 2012, Manulife Asset Management (US) LLC has sole voting and dispositive power over the shares reported.
(3)	According to a Schedule 13G/A filed February 14, 2013, Mr. Radoff has sole voting and dispositive power over the shares reported.
(4)
According to a Schedule 13G/A filed February 13, 2015, Stieven Financial Investors, L.P. (“SFI”) and its general partner, Stieven Capital GP, LLC (“SFIGP”), have shared voting and dispositive power over 202,832 shares. Stieven Financial Offshore Investors, Ltd. (“SFOI”) has shared voting and dispositive power over 41,571 shares. Stieven Capital Advisors, L.P. (“SCA”), which serves as investment manager to SFI and SFOI, Stieven Capital Advisors GP, LLC (“SCAGP”), which serves as the general partner of SCA, Joseph A. Stieven, as managing member of SCAGP and SFIGP and CEO of SCA, Stephen L. Covington, as managing director of SCA, and Daniel M. Ellefson, as managing director of SCA, each report shared voting and dispositive power over 244,403 shares.

(5)
According to a Schedule 13D/A filed June 23, 2015, Stilwell Activist Fund, L.P., Stilwell Activist Investments, L.P., Stilwell Partners, L.P., Stilwell Value LLC and Joseph Stilwell have shared voting and dispositive power over the shares reported.

(6)	Shares are held in individual retirement account (“IRA”).
(7)	Includes 9,500 shares held jointly with spouse, 849 shares held in IRA, 1,358 shares held in the ESOP, 3,245 shares held in spouse’s IRA and 3,406 shares held by Shaw Family I LLC.
(8)	Held jointly with spouse.
(9)	Includes 4,000 shares held jointly with spouse, 4,000 shares held by William M. Donovan Trust as to which Mr. Donovan is trustee, as well as 2,000 shares held for his children.
(10)	Includes 10,000 shares held jointly with spouse and 828 shares held in the ESOP.

II-2

IMPORTANT

Tell the Board what you think!  Your vote is important.  No matter how many shares of Common Stock you own, please give Mr. Lawson your proxy FOR his election and in accordance with Mr. Lawson's recommendations on the other proposals on the agenda for the Annual Meeting by taking three steps:

●	SIGNING the enclosed [COLOR] proxy card;

●	DATING the enclosed [COLOR] proxy card; and

●	MAILING the enclosed [COLOR] proxy card TODAY in the envelope provided (no postage is required if mailed in the United States).

If any of your shares of Common Stock are held in the name of a brokerage firm, bank, bank nominee or other institution, only it can vote such shares of Common Stock and only upon receipt of your specific instructions.  Depending upon your broker or custodian, you may be able to vote either by toll-free telephone or by the Internet.  Please refer to the enclosed voting form for instructions on how to vote electronically.  You may also vote by signing, dating and returning the enclosed [COLOR] voting form.

Joel S. Lawson IV 2040 Grubbs Mill Road Berwyn, PA 19312 (610) 306-3123

[COLOR] PROXY CARD

PRELIMINARY COPY SUBJECT TO COMPLETION
DATED OCTOBER 1, 2015

ANCHOR BANCORP

2015 ANNUAL MEETING OF SHAREHOLDERS

THIS PROXY IS SOLICITED ON BEHALF OF JOEL S. LAWSON IV

THE BOARD OF DIRECTORS OF ANCHOR BANCORP
IS NOT SOLICITING THIS PROXY

P            R            O            X            Y

The undersigned appoints Joel S. Lawson IV and [____], and each of them, attorneys and agents with full power of substitution to vote all shares of common stock of Anchor Bancorp (the “Company”) which the undersigned would be entitled to vote if personally present at the 2015 Annual Meeting of Shareholders of the Company scheduled to be held at the Lacey Community Center, located at 6729 Pacific Avenue SE, Lacey, Washington, on Wednesday, October 21, 2015 at 10:00 a.m., local time (including any adjournments or postponements thereof and any meeting called in lieu thereof, the “Annual Meeting”).

The undersigned hereby revokes any other proxy or proxies heretofore given to vote or act with respect to the shares of common stock of the Company held by the undersigned, and hereby ratifies and confirms all action the herein named attorneys and proxies, their substitutes, or any of them may lawfully take by virtue hereof.  If properly executed, this Proxy will be voted as directed on the reverse and in the discretion of the herein named attorneys and proxies or their substitutes with respect to any other matters as may properly come before the Annual Meeting that are unknown to Joel S. Lawson IV (“Mr. Lawson”) a reasonable time before this solicitation.

IF NO DIRECTION IS INDICATED WITH RESPECT TO THE PROPOSALS ON THE REVERSE, THIS PROXY WILL BE VOTED “FOR” PROPOSAL 1, ACCORDING TO ISS RECOMMENDATION ON PROPOSAL 2, “AGAINST” PROPOSAL 3, AND ACCORDING TO ISS RECOMMENDATION ON PROPOSAL 4.

This Proxy will be valid until the completion of the Annual Meeting.  This Proxy will only be valid in connection with Mr. Lawson’s solicitation of proxies for the Annual Meeting.

IMPORTANT:  PLEASE SIGN, DATE AND MAIL THIS PROXY CARD PROMPTLY!

CONTINUED AND TO BE SIGNED ON REVERSE SIDE

[COLOR] PROXY CARD

[X] Please mark vote as in this example

MR. LAWSON STRONGLY RECOMMENDS THAT SHAREHOLDERS VOTE IN FAVOR OF THE NOMINEE LISTED BELOW IN PROPOSAL 1.  MR. LAWSON MAKES NO RECOMMENDATION WITH RESPECT TO PROPOSALS 2 AND 4 AND RECOMMENDS A VOTE AGAINST PROPOSAL 3.

1.	Mr. Lawson’s proposal to elect Joel S. Lawson IV as a director of the Company.

	FOR NOMINEE	WITHHOLD AUTHORITY TO VOTE FOR NOMINEE	FOR ALL EXCEPT NOMINEE(S) WRITTEN BELOW
Nominee: Joel S. Lawson IV	☐	☐	☐ ________________ ________________
Mr. Lawson does not expect to be unable to stand for election, but, in the event that he is unable to serve or for good cause will not serve, the shares of common stock represented by this proxy card will be voted for substitute nominee(s), to the extent this is not prohibited under the Company’s organizational documents and applicable law.  In addition, Mr. Lawson has reserved the right to nominate substitute person(s) if the Company makes or announces any changes to its organizational documents or takes or announces any other action that has, or if consummated would have, the effect of disqualifying him, to the extent this is not prohibited under the Company’s organizational documents and applicable law.  In any such case, shares of common stock represented by this proxy card will be voted for such substitute nominee(s).

Mr. Lawson intends to use this proxy to vote (i) “FOR” Joel S. Lawson IV and (ii) “FOR” the candidates who have been nominated by the Company to serve as directors, other than George W. Donovan, for whom Mr. Lawson is not seeking authority to vote for and will not exercise any such authority.  The names, backgrounds and qualifications of the candidates who have been nominated by the Company, and other information about them, can be found in the Company’s proxy statement.

There is no assurance that any of the candidates who have been nominated by the Company will serve as directors if Mr. Lawson is elected.

Note: If you do not wish for your shares of common stock to be voted “FOR” one or more of the additional candidates who have been nominated by the Company other than George W. Donovan, mark the “FOR ALL NOMINEES EXCEPT” box and write the name(s) of the nominee(s) you do not support on the line below.  Your shares of common stock will be voted for the remaining nominee(s).

________________________________________________________

2.	Company’s proposal to approve, by advisory (non-binding) vote, the compensation of the Company’s named executive officers.

☐ FOR	☐ AGAINST	☐ ABSTAIN

3.	Company’s proposal to approve the Company’s 2015 Equity Incentive Plan.

☐ FOR	☐ AGAINST	☐ ABSTAIN

4.	Company’s proposal to ratify the appointment of Moss Adams LLP as the independent auditor for the Company for the fiscal year ending June 30, 2016.

☐ FOR	☐ AGAINST	☐ ABSTAIN

DATED:  ____________________________

____________________________________
(Signature)

____________________________________
(Signature, if held jointly)

____________________________________
(Title)

WHEN SHARES ARE HELD JOINTLY, JOINT OWNERS SHOULD EACH SIGN.  EXECUTORS, ADMINISTRATORS, TRUSTEES, ETC., SHOULD INDICATE THE CAPACITY IN WHICH SIGNING.  PLEASE SIGN EXACTLY AS NAME APPEARS ON THIS PROXY.